EXHIBIT (a)(5)

PharmaCyte Biotech Announces Cash Tender Offer for up to 7,750,000

Shares at $3.25 Per Share

Concurrently, the Company Announces $35 Million Financing of Convertible

Preferred Stock at $4.00 per Share

LAS VEGAS, May 11, 2023 – (Business Wire) – PharmaCyte Biotech, Inc. (Nasdaq: PMCB) (“PharmaCyte” or the “Company”) today announces a cash tender offer for up to 7,750,000 shares at $3.25 per share, less any applicable withholding taxes and without interest. The Company also announces that it has completed a private placement financing of convertible redeemable preferred stock and warrants from existing investors, raising gross proceeds of approximately $35 million in a private placement financing of convertible redeemable preferred stock and warrants from existing investors.

Tender Offer

The Company intends to commence the tender offer today, May 11, 2023. The tender offer is scheduled to expire at 11:59 p.m., New York City time, on June 9, 2023, unless extended or earlier terminated (the “expiration date”). The purchase of common stock in connection with the tender offer will be funded entirely through the Company’s cash on hand.

Stockholders must validly tender and not validly withdraw their common stock before the expiration date to be eligible to participate in the tender offer. Tendered shares of common stock may only be withdrawn on or before the expiration date.

The tender offer will be subject to various terms and conditions as will be described in the Offer to Purchase. The Depositary for the tender offer will be American Stock Transfer & Trust Company, LLC, and the Information Agent for the tender offer will be D.F. King & Co., Inc.

None of the Company or its Board of Directors, the Information Agent for the tender offer, or the Depositary for the tender offer will make any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must make their own decision as to how many shares they will tender, if any. Shareholders should consult their financial and tax advisors in making this decision.

PharmaCyte’s CEO Josh Silverman commented, “We continue to evaluate our current assets, which are intended to address a highly unmet medical need in pancreatic cancer. However, given that we are unable at this time to provide shareholders with a definitive timeframe on when we expect to have completed that evaluation or to predict what steps we will take following our evaluation, we believe it is in the best interest of both the Company and its shareholders to provide the opportunity for existing, and in some cases long-time, shareholders to move on, while still allowing those dedicated to the Company to remain for what may be a very long process until regulatory approval of any commercial asset. Based on our current cash position, in-house assets, and a simultaneous search for additional assets that we believe would be accretive to the Company, we believe our current strategy and activities have the highest potential to maximize shareholder value. Our financing helps to maintain our very favorable cash position, and we are grateful to all of our shareholders, regardless of their actions around this tender offer, for their loyalty and patience in this continued time of transition for the Company. We look forward to the time when we are able to provide more specific updates regarding Cell-in-a-Box or a potential strategic acquisition.”

The tender offer described in this press release has not yet commenced. This press release is for information purposes only, and is not an offer to purchase or the solicitation of an offer to sell any shares of PharmaCyte common stock. The solicitation of offers to purchase shares of PharmaCyte common stock will be made only pursuant to the tender offer documents, including an Offer to Purchase and related Letter of Transmittal, that the Company intends to distribute to shareholders and file as part of a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), today, May 11, 2023.

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PHARMACYTE SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY PHARMACYTE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE TERMS OF THE TENDER OFFER.

Once the tender offer is commenced, copies of the tender offer statement on Schedule TO, the Offer to Purchase, the Letter of Transmittal and other documents that the Company will be filed with the SEC, will be distributed by the Company to the Company’s shareholders at no expense to them and will also be available to shareholders free of charge at the SEC website at www.sec.gov.

Private Placement

The Company has completed a private placement financing of convertible redeemable preferred stock and warrants from existing investors, raising gross proceeds of approximately $35 million. The preferred stock has a conversion price of $4.00 per share, subject to adjustment, and warrants to acquire up to an aggregate amount of 8,750,000 additional shares of the Company's common stock. The warrants are exercisable immediately at an exercise price of $4.00 per share and expire five years from the date of issuance. The preferred stock conversion price and warrant exercise price of $4.00 per share represent an approximately 43.9% premium to yesterday's closing share price.

The preferred stock, along with the associated warrants, were offered and sold in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. Accordingly, the preferred stock, warrants and underlying shares of common stock issuable upon conversion or exercise of the preferred stock and warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the SEC registering the resale of the shares of common stock issuable upon conversion of the preferred stock and exercise of the warrants issued in connection with the private placement.

This press release is not an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About PharmaCyte Biotech

PharmaCyte is a biotechnology company that is currently evaluating its signature live-cell encapsulation technology, Cell-in-a-Box®, for potential development of cellular therapies for cancer, diabetes, and malignant ascites, while also exploring the opportunity for other strategic acquisitions.

The Cell-in-a Box technology involves encapsulating genetically engineered human cells that can then be reintroduced to attack disease. The Company is exploring possible utility in cancer (particularly pancreatic), Type 1 and insulin-dependent Type 2 diabetes, and malignant ascites.

However, until the review by the Business Review Committee and the Board is complete and the Board has determined the actions and plans to be implemented, the Board has curtailed spending on the foregoing programs.

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Safe Harbor

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that express the current beliefs and expectations of PharmaCyte’s management and Board of Directors. Any statements contained in this press release which do not describe historical facts are forward-looking statements subject to risks and uncertainties that could cause actual results, performance, and achievements to differ materially from those discussed in such forward-looking statements. Factors that could affect our actual results include our ability to satisfactorily address the issues raised by the FDA in order to have the clinical hold on our IND removed, whether our exploration of additional opportunities to create new paths toward shareholder value is successful, as well as such other factors that are included in the periodic reports on Form 10-K and Form 10-Q that we file with the SEC. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, except as otherwise required by law, whether as a result of new information, future events or otherwise. More information about PharmaCyte Biotech can be found at https://pharmacyte.com.

Investor Contact:

CORE IR

ir@pharmacyte.com

Media Contact:
Jules Abraham
CORE IR

Telephone: 917.885.7378

Email: julesa@coreir.com

For more information about the tender offer, contact the information agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call Toll Free: (866) 342-1635

pmcb@dfking.com

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